Trading Symbols (TSX-V: LM; OTC BB: LMDCF)

151 Bloor St W Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222	Jianwai SOHO, Building 17, Suite 601 39 East Third Ring Road Dong San Huan Zhong Lu Beijing 100022 China Tel: 86.10.5160.0152 Fax: 86.10.5160.1801

www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion and Analysis

First Quarter Ended March 31, 2010
(Unaudited – Prepared by Management)

May 28, 2010

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2010

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Corporation. (“Lingo Media” or the “Company”) consisting of the interim consolidated Balance Sheet as at March 31, 2010 and the interim consolidated Statements of Deficit, Operations, and Cash Flows for the three months ended March 31, 2010.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this interim financial information.

The following MD&A of Lingo Media Corporation’s financial condition and results of operations, prepared as of May 28, 2010, should be read in conjunction with the Company's interim financial statements for the three months ended March 31, 2010 and the Company’s annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2009 and 2008, which have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts are in Canadian dollars unless stated otherwise. These documents can be found on the SEDAR website, www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding comparable twelve month period.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects.  Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This Management Discussion & Analysis ("MD&A") contains certain forward-looking statements, which reflect Management's expectations regarding the Company's results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management's current beliefs and are based on information currently available to Management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk, currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Risk Assessment" section of this MD&A.

Summary Description of Lingo Media

Lingo Media is a diversified online and print-based education products and services company focused on English language learning ("ELL") in China. Lingo Learning Inc. is a print-based publisher of ELL programs. Speak2Me is a free-to-consumer advertising-based online ELL service. Parlo is a fee-based online ELL training and assessment service.  Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China's education market of more than 300 million students.  The Company continues to expand its ELL offerings in China and plans to extend its reach globally.

As of March 31, 2010, the Company operated two distinct business segments as follows:

Online English Language Learning

The Company provides online English language learning services that will be offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates the largest online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. In addition, Speak2Me earns royalty income from its local distributor through the selling of its stand-alone English language learning CD-ROM products in China.

To further leverage its lesson library and technology platform, the Company is expanding its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service will be available under the brand Parlo.  In April 2010, Lingo Media introduced an off-the-shelf product called Parlo Business English that incorporates a reporting platform as part of the training solution for the administrators. Parlo will also offer customized solutions to tailor to client’s needs, as well as, a consumer website that will target individuals internationally. Parlo will earn its revenues from licensing and subscription fees.

In addition to Parlo, subsequent to the quarter end, the Company acquired ELL Technologies Limited, a UK company that operates under the Q Group brand of Products. ELL Technologies offers over 1700 hours of interactive learning through a number of products that include Q English, Q Business, Q Kids, and Q Traveler. ELL Technologies Limited sells in over 11 countries through a network of distributors and earns its revenues from licensing and subscription fees.

Print-based English Language Learning

The Company continues to expand its legacy business through its subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 325 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors in March 2009 and by the Superior Court of Justice in April 2009. Upon final funding of the Proposal, the Company received a Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

Recent Developments

In Q1-2010, Speak2Me initiated the development of channel oriented content that will provide users with focused content, and moreover, enable Speak2Me to sell advertisers an even more targeted audience.

As of February 1, 2010, Lingo Media retained Alliance Advisors, LLC ("Alliance Advisors") to conduct its investor relations and media awareness programs.  Alliance Advisors will receive an average monthly payment of USD $7,000.  In addition, Lingo Media has granted Alliance Advisors incentive stock options to purchase 100,000 common shares of the Company at $1.75 per share. The Stock Options will vest in accordance with Lingo Media's stock option plan and expire on or before February 1, 2015.

On March 24, 2010, the Company appointed of Michael O’Connor to its board of directors increasing its number of directors to eight. Mr. O’Connor possesses over twenty years of experience in economics, finance and mergers and acquisitions in telecommunications and transportation.  He began his career at the Economic Council of Canada/School of Policy Studies Queens University conducting studies of Government’s Impact on Competitiveness in these two sectors.  Mr. O’Connor went on to be the founder of the Center for Economic and Financial Analysis, a division of the Science Applications International Corporation (SAIC), based in San Diego California and Virginia.  SAIC is one of the largest consultancy companies in the U.S. with over 45,000 employees.

Mr. O’Connor built a private sector practice focusing on Mergers and Acquisitions in telecommunications and transportation as well as designing and implementing sophisticated financial planning tools in support of major equity and debt raises in the U.S. and internationally. After briefly working as a consultant with Orascom Telecom Holding S.A.E. in 1998, Mr. O’Connor joined the management team as one of the founding members of the Executive Committee. Since the beginning of this endeavour, Mr. O’Connor has led all business development efforts and M&A activities on behalf of Orascom Telecom. This has also included all Greenfield mobile license acquisitions. The total value of these transactions has been well in excess of US $30 billion. Weather Investments S.p.A., the parent company of Orascom Telecom, now boasts more than 110 million subscribers. This growth began with an acquisition in Egypt of only 250,000 mobile subscribers. In 2008 as Orascom Telecom’s representative in Canada, Mr. O’Connor led the efforts in the auction for nationwide AWS spectrum. These efforts culminated in the largest and most expansive award of spectrum across Canada following payment of $442 million. The operation launched in late 2009 across two major urban centers in Canada.

In March 2010, the Company borrowed $350,000 bearing interest at 9% per annum payable monthly.  The loan is unsecured and is due on July 2, 2011.

On April 13, 2010, the Company launched Parlo (www.parlo.com), its new fee-based, online English training and assessment service in China targeting corporations, governments and educational and training institutions. Since acquiring Parlo in September 2009, Lingo Media has focused on implementing its proprietary technology and has launched the Parlo brand to serve as its ELL online fee-based training and assessment service. This fee-based training solution provides interactive lessons with a virtual instructor and other online language learning services. Parlo now offers a comprehensive reporting management system to monitor employee and student skill levels and progress.  Parlo was redesigned by incorporating Lingo Media’s state-of-the-art speech recognition and avatar-based ELL lessons with a robust and highly customizable Learning Management System.  The training service features a wide range of English lessons resulting in an overall suite of solutions that meet the demand of multiple target markets in China, regardless of the industry or the size of the organization.  Parlo’s first product, Parlo Business English (www.parlobusiness.com) consists of eight learning stages of varying degrees of difficulty.  Each learning stage has five levels, totaling 40 levels of proficiency.  Parlo will earn revenues through the sale of licenses on a per seat basis with a graduating pricing schedule based on the number of users and the length of the course.

On May 13, 2010, Lingo Media acquired all issued and outstanding shares of UK-based ELL Technologies Limited (the "Acquisition"). This purchase of a globally-established English language learning multi-media and online training company will enable Lingo Media to expand its product line and extend its reach into 10 new countries, driving increased revenues.  ELL Technologies Limited (“ELL Technologies”) is an international leader in the development, production and marketing of innovative and proprietary English language instruction solutions distributed in 11 markets, including China, Korea, Malaysia, Mongolia, the Philippines, Vietnam, Denmark, the Netherlands, Slovakia, Turkey, and the US.

The consideration payable to SCP Partners, as principal shareholder of ELL Technologies, for the Acquisition was paid and satisfied as follows:
a)
1,000,000 Lingo Media treasury shares, subject to a lock-up and leak-out agreement for 36 months after closing and a monthly leak-out in equal installments of 41,667 shares being released per month from the 13th to 36th month;

b)
US$765,000 to be paid 12 months after the closing or earlier, in cash and/or in a second tranche of Lingo Media treasury shares at the Company’s sole discretion.  If US$765,000 is paid in Lingo Media treasury shares, the price per share shall be (i) the then current market price based on a ten day trading average, and (ii) not less than CAD$0.50 per share, subject to a lock-up and a leak-out agreement for 24 months in equal monthly installments; and

c)	Lingo Media will pay royalties based on net revenues at rates ranging from 10% to 2% based on escalating sales from increments of US$1 Million to US$5 Million for a period of three years.

Landmark Ventures, Inc. acted as financial advisor to ELL Technologies Limited and its principal shareholder, SCP Partners.  As part of the transaction fee, the Company issued 50,000 Lingo Media treasury shares to Landmark Ventures upon closing.

Revenue Recognition Policy

Lingo Media earns advertising revenue through Speak2Me, a free-to-consumer advertising-based online ELL service focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.

Speak2Me has English language learning CD-ROM products which generate royalty revenue from its Shanghai-based distributor.  Revenue is recognized upon the confirmation of sales from the distributor and when collectability is reasonably assured.

Parlo earns training revenue by developing and hosting online English language learning solutions for its customers of which some are industry specific and tailored to the client’s needs.  Revenue is recognized evenly over the term of the agreement upon the lessons becoming accessible by the customer and when collectability is reasonably assured.

Lingo Media earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is the Chinese Government’s State Ministry of Education’s publishing arm, on the following basis:

•	Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China; and

•	Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Media a percentage of their royalties earned on actual revenues called Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

Overall Performance

China

Online English Language Learning

Speak2Me continues to provide sponsored Conversational Advertising™ lessons on www.speak2me.cn.  In 2009, Speak2Me featured lessons for Mercedes Benz smart fortwo’s advertising campaign.  Nine of the twelve lessons have been featured and each lesson was available on the Speak2Me platform for a one month period.  The remaining lessons will be featured on the website over the remainder of this year.  Revenue earned from Conversational Advertising™ for the three months ended March 31, 2010 was $48,143 compared to $nil for March 31, 2009.

Speak2Me earned royalty revenue from its English language learning CD-ROM products through its local distributor in China.  Revenue recognized for the first three months was $23,810 compared to $55,230 for the same period ended March 31, 2009.

The Company earned training and assessment fees of $5,821 compared to $nil for the same period ended March 31, 2009.

Print-based English Language Learning

According to the Company’s current practice of recording royalty revenues from China, Lingo Media does not recognize revenues from China in Q1 and Q3.  Royalty revenue in China is generated from one key customer, PEP, Lingo Media's management team in China is focused on maintaining and expanding this relationship.

With over 325 million copies of co-published units to date, Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.

Canada

Discontinued Operations

In Canada, Lingo Media earned revenues through A+, its 70.33% owned subsidiary acquired in 2006.  A+ derived revenue from the publishing and distribution of educational materials aimed at the early childhood market.  On December 23, 2008, A+ made the decision to restructure its operations and filed a Notice of Intent to make a Proposal.

For the purpose of comparability, all comparative figures have been adjusted to exclude results from the discontinued operations.

Lingo Media had a one-time gain of $368,615 in the first quarter of 2009 from the write-down of trade payables resulting from the approval of the Proposal by A+ creditors.

Contributions have been made by the Company according to the pre-determined schedule of funding the Proposal.  During 2009, the Company contributed $280,750 toward the Proposal and received a Certificate of Full Performance of Proposal.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow. The State Ministry of Education in China (MOE) is expanding its mandate for the teaching of English to students. Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at March 31, 2010 the Company had working capital deficiency of $100,263 compared to a surplus of $124,863 as at December 31, 2009.  Loss from continuing operations for the quarter ended March 31, 2010 was ($1,080,577) compared to a loss from operations of ($455,135) for the quarter ended March 31, 2009.  Gain from discontinued operations from the quarter ended March 31, 2010 was $nil compared to a gain from discontinued operations of $351,109 for the quarter ended March 31, 2009.  Net loss for the quarter ended March 31, 2010 was ($1,080,577) compared to a net loss of ($104,026) for the quarter ended March 31, 2009.

For Three Months Ended March 31,	2010	2009	2008
Revenue Print-Based English Language Learning Online English Language Learning	57,243 78,052	- 55,320	- -
Loss from Continuing Operations	(1,080,577)	(455,135)	(384,625)
Loss per Share, Basic and Diluted: Continuing Operations	(0.09)	(0.04)	(0.04)
Net Income (Loss) from Discontinued Operations	-	351,109	(68,927)
Net Loss	(1,080,577)	(104,026)	(453,552)
Loss per Share, Basic and Diluted: Net Loss	(0.09)	(0.01)	(0.05)
Total Assets	5,292,555	7,917,192	7,661,813
Long Term Debt	864,997	564,997	540,780
Working Capital / (Deficit)	(100,263)	1,467,817	(377,333)
Cash (Used)/Provided - Continuing Operations	(169,683)	(599,715)	139,597

In the first quarter ended March 31, 2010, the Company continued to earn revenue from the Online English Language Learning segment.  Loss from continuing operations increased to ($1,080,577) from ($455,135) a year ago.  This increase in loss is primarily attributed to the amortization of software and web development of $604,668 as compared to $nil in prior periods.

In first quarter ended March 31, 2010, the Company accrued government grants in the amount of $nil (2009 – $48,177). These grants are received to subsidize certain expenses relating to its publishing projects in China.  This reduction in government grants is due to a re-assessment of 2008 application that reduced the grants receivable to $nil.  The Company will continue to apply for the government grants in future.

The Company had cash on hand as at March 31, 2010 of $270,943, and continues to rely on its revenues from its recurring royalty stream from China and future equity and/or debt financings to fund its operations.

Discontinued Operations

On December 23, 2008, the Company made the decision to restructure A+'s operations and A+ filed a Proposal. After an extensive strategic evaluation, Lingo Media decided to focus its resources on the expansion of its English language learning businesses through its subsidiaries, Lingo Learning and Speak2Me. On March 27, 2009, the Proposal was accepted by A+'s creditors. Subsequently on April 23, 2009, the Proposal was approved by the Superior Court of Justice.

Contributions have been made by the Company according to the pre-determined schedule of the Proposal.  During 2009, the Company contributed $280,750 toward the Proposal and received a Certificate of Full Performance of Proposal.

Results of Operations

Revenue and Margin

Lingo Media earned revenues in China as follows:

	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$78,052	$57,243	$135,295
Cost of sales	9,633	-	-
Margin	$68,419	$57,243	$125,662

The Company had unearned revenues of $42,586 as at March 31, 2010 as compared to $110,640 as at March 31, 2009.

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a percentage of PEP’s royalties earned from Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information. Lingo Media earned print-based English language learning revenue of $57,243 in the first quarter of 2010 through it’s Co-Publishing Agreement with Yilin Press.

Selling General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

Total selling general and administrative costs for the quarter was $528,881 compared to $434,691 for the same period in 2009.  Increases are due to the expanded operations of Speak2Me and Parlo in relation to the online English language learning segment.  General and administrative expenses for the two segments are segregated below:

Online English Language Learning

General and administrative cost was $122,865 for the first quarter of 2010 compared to $129,893 for the same period in 2009. The overall general and administrative cost of Speak2Me and Parlo stayed consistent with 2009.

Online ELL	2010	2009	2008
Sales and marketing	$42,113	$27,894	$-
Executive compensation	-	-	-
Consulting fees and salaries	43,017	52,557	27,200
Travel	2,629	25,327	2,781
Administration	4,700	9,764	7,849
Premises	26,100	-	-
Professional fees	5,199	14,331	3,215
Foreign exchange	(893)	21	-
	$122,865	$129,893	$41,045

Print-Based English Language Learning

Selling general and administrative cost for print-based publishing increased from 2009 to 2010.  Administration fees increased as the company increased head-count in its head office & Beijing office.  Premises expenses decreased as the Company allocated additional rent expenses to its growing Online ELL business.  Shareholder expenses increased as a result of the Company’s hiring of an investor relations firm in the United States.  The following is a breakdown of general and administrative costs directly associated to print-based English language learning:

Print-Based ELL	2010	2009	2008
Sales and marketing	$1,505	$-	$-
Consulting fees and salaries	222,156	220,770	200,043
Travel	19,115	32,138	2,887
Administration	78,221	37,733	13,527
Premises	4,564	28,844	39,182
Foreign exchange	17,245	(30,701)	(8,634)
Shareholder services	44,400	30,079	10,377
Professional fees	18,810	34,112	16,317
	406,016	352,975	273,701
Grants	nil	(48,177)	(25,100)
	$406,016	$304,798	$248,601

In 2008, selling general and administrative expenses related to A+ were reallocated and reported as discontinued operations.

Government Grants

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grants to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the quarter, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $nil for the quarter ended March 31, 2010 (quarter ended March 31, 2009 – $48,177), relating to the Company's publishing projects in China.  This reduction in government grants is due to a re-assessment of 2008 application that reduced the grants receivable to $nil.  The Company will continue to apply for government grants in future.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses under corporate expense allocation is foreign exchange gain of approximately $19,559 as compared to a gain of $30,680 in the quarter ended March 31, 2009. This relates to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses is denominated in United States dollars, Chinese Renminbi and New Taiwanese dollars.

Discontinued Operations

On December 23, 2008, the Company made the decision to restructure A+'s operations and A+ filed a Proposal. After an extensive strategic evaluation, Lingo Media decided to focus its resources on the expansion of its English language learning businesses through its subsidiaries, Lingo Learning and Speak2Me. On March 27, 2009, the Proposal was accepted by A+'s creditors. Subsequently on April 23, 2009, the Proposal was approved by the Superior Court of Justice.

Lingo Media had a one-time gain of $368,615 in the first quarter of March 2009 from the write-down of trade payables resulting from the approval of the Proposal by A+ creditor.  Contributions were made by the Company according to the pre-determined schedule of the Proposal.  During 2009, the Company contributed $280,750 toward the Proposal and received a Certificate of Full Performance of Proposal.

Net Loss

The Company reported a net loss from continuing operations of ($1,080,577) for the three months ended March 31, 2010 as compared to a net loss of ($455,135) for the same period in 2009.   The loss for the period is comprised of the following:

	2010	2009	2008
Online ELL
Revenue	$78,052	$55,320	$-
Direct costs	(9,633)	-	-
Margin	68,419	55,320	-

Expenses:
General and administrative	122,865	129,893	41,045
Amortization of property and equipment	-	1,732	1,732
Amortization of software & web development	604,668	-	-
Income taxes and other taxes	-	2,766	-
	727,533	134,391	42,777

Segment Loss – Online ELL	$(659,114)	$(79,071)	$(42,777)

Print-based ELL
Revenue	57,243	-	-
Direct costs	-	-	-
Margin	57,243	-	-

Expenses:
General and administrative	406,016	304,798	248,601
Development cost write-down	-	-	28,184
Amortization of property and equipment	182	277	283
Amortization of publishing development costs	16,745	22,229	23,932
Income taxes and other taxes	8,699	-	-

	461,642	327,304	301,000

Segment Loss – Print-based ELL	(374,399)	(327,304)	(301,000)

Other:
Amortization of property and equipment	1,534	1,231	6,407
Interest and other financial expenses	2,384	662	-
Stock-based compensation	43,146	46,868	43,833

Net loss from continuing operations	$(1,080,577)	$(455,135)	$(394,018)

Amortization

The following is a summary amortization schedule:

For the three months ended March 31,	2010	2009
Property Plant and Equipment	1,716	3,239
Development Costs	16,745	22,229
Software and Web Development	604,668	-
	623,129	25,468

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During the first quarter of 2010, the Company expensed $43,146 compared to $46,868 during the first quarter of 2009.  The slight decrease in this expense is primarily due to fewer stock options vested during the period as compared to the similar period in 2009.

Net Loss

Net loss for the three months ended March 31 is as follows:

Three months ended March 31	2010	2009
Loss from continuing operations	$(1,080,577)	$(455,135)
Loss from operations of A+	-	(17,506)
One-time write down of trade payables related to discontinued operations	-	368,615
Net Loss	$(1,080,577)	$(104,026)

Summary of Quarterly Results

	Q2-08	Q3-08	Q4-08	Q1-09	Q2-09	Q3-09	Q4-09	Q1-10

Revenue	$393,709	$49,801	$534,311	$55,320	$654,358	$183,624	$573,394	$135,295
Loss Before Taxes from Continuing Operations	(344,441)	(586,006)	(663,208)	(455,135)	(604,573)	(1,053,515)	(873,922)	(1,071,878)
Net Loss from Continuing Operations	(401,404)	(590,701)	(746,568)	(455,135)	(691,389)	(1,050,338)	(873,922)	(1,080,577)
Loss per Basic and Diluted Share - Continuing Operations	$(0.04)	$(0.06)	$(0.07)	$(0.04)	$(0.06)	$(0.08)	$(0.04)	$(0.09)
Loss from Discontinued Operations	(89,827)	(157,024)	(1,443,767)	351,109	-	-	16,184	-
Net Loss	(491,231)	(747,725)	(2,190,335)	(104,026)	(691,389)	(1,050,338)	(689,379)	(1,080,577)
Net Loss per Basic and Diluted Share	$(0.05)	$(0.08)	$(0.21)	$(0.05)	$(0.05)	$(0.08)	$(0.21)	$(0.09)

Liquidity and Capital Resources

As at March 31, 2010, the Company had cash of $270,943 (2009 - $1,286,720), and accounts and grants receivable of $524,654 (2009 - $706,347). The Company’s total current assets amounted to $949,683 (2009 - $2,236,786) with current liabilities of $1,049,944 (2009 - $768,970) resulting in a working capital deficiency of $100,263 (2009 - working capital of $1,467,816).   Accounts receivable as at March 31, 2010 was $524,654 of which 78% is due from our co-publisher in China.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants accrued during the quarter were $nil compared to $48,177 during the first quarter of 2009.

In the first quarter of 2010, the Company secured $350,000 of loans, bearing interest at 9% per annum payable monthly, unsecured, and due on July 2, 2011.  Subsequent to the quarter end, the Company raised an additional $300,000 of additional unsecured loans, bearing interest at 9% per annum payable monthly and due 12 months from the advance dates.

The Company plans on raising additional debt and/or equity, as the capital markets permit, in an effort to finance its growth plans for the China market in addition to financing expansion into international markets.  The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of debt financing, equity financing, and sales and distribution agreements.  The outcome of these matters is partially dependent on factors outside of the Company’s control.

Commitments

Future minimum lease payments under operating leases for premises and equipment are as follows:

2010 2011 2012	$127,222 39,736 7,572

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties. These transactions have not been disclosed elsewhere in the financial statements:

During the quarter, the Company was reimbursed $20,433 (2009 - $18,600) from a corporation with one director in common for rent, administration, office charges and telecommunications.

During the quarter, the Company paid $45,000 (2009 - $45,000) for consulting fees to a corporation owned by a director and officer of the Company.

Subsequent Event

Subsequent the quarter end, the Company secured an additional $300,000 of loans payable bearing interest at 9% per annum, payable monthly, unsecured, and due 12 months from the advance dates.

On April 13, 2010, the Company launched Parlo (www.parlo.com), its new fee-based, online English training and assessment service in China targeting corporations, governments and educational and training institutions. Since acquiring Parlo in September 2009, Lingo Media has focused on implementing its proprietary technology and has launched the Parlo brand to serve as its ELL online fee-based training and assessment service. This fee-based training solution provides interactive lessons with a virtual instructor and other online language learning services. Parlo now offers a comprehensive reporting management system to monitor employee and student skill levels and progress.  Parlo was redesigned by incorporating Lingo Media’s state-of-the-art speech recognition and avatar-based ELL lessons with a robust and highly customizable Learning Management System.  The training service features a wide range of English lessons resulting in an overall suite of solutions that meet the demand of multiple target markets in China, regardless of the industry or the size of the organization.  Parlo’s first product, Parlo Business English (www.parlobusiness.com) consists of eight learning stages of varying degrees of difficulty.  Each learning stage has five levels, totaling 40 levels of proficiency.  Parlo will earn revenues through the sale of licenses on a per seat basis with a graduating pricing schedule based on the number of users and the length of the course.

On May 13, 2010, Lingo Media acquired all issued and outstanding shares of UK-based ELL Technologies Limited (the "Acquisition"). This purchase of a globally-established English language learning multi-media and online training company will enable Lingo Media to expand its product line and extend its reach into 10 new countries, driving increased revenues.  ELL Technologies Limited (“ELL Technologies”) is an international leader in the development, production and marketing of innovative and proprietary English language instruction solutions distributed in 11 markets, including China, Korea, Malaysia, Mongolia, the Philippines, Vietnam, Denmark, the Netherlands, Slovakia, Turkey, and the US.

The consideration payable to SCP Partners, as principal shareholder of ELL Technologies, for the Acquisition was paid and satisfied as follows:
a)
1,000,000 Lingo Media treasury shares, subject to a lock-up and leak-out agreement for 36 months after closing and a monthly leak-out in equal installments of 41,667 shares being released per month from the 13th to 36th month;

b)
US$765,000 to be paid 12 months after the closing or earlier, in cash and/or in a second tranche of Lingo Media treasury shares at the Company’s sole discretion.  If US$765,000 is paid in Lingo Media treasury shares, the price per share shall be (i) the then current market price based on a ten day trading average, and (ii) not less than CAD$0.50 per share, subject to a lock-up and a leak-out agreement for 24 months in equal monthly installments; and

c)	Lingo Media will pay royalties based on net revenues at rates ranging from 10% to 2% based on escalating sales from increments of US$1 Million to US$5 Million for a period of three years.

Landmark Ventures, Inc. acted as financial advisor to ELL Technologies Limited and its principal shareholder, SCP Partners.  As part of the transaction fee, the Company issued 50,000 Lingo Media treasury shares to Landmark Ventures upon closing.

Additional Disclosure

Development Costs

Development costs consist of the following:

	Mar-2010	Dec-2009
Cost	$1,301,220	$1,301,220
Less: accumulated amortization	(1,292,413)	(1,277,202)
	$8,807	$24,018

Software and Web Development Costs

Software and web development costs consists of the following:

	Mar-2010	Dec-2009
Cost	$4,867,203	$6,153,543
Less: accumulated amortization	(604,668)	(1,395,736)
	$4,262,535	$4,757,807

Property and Equipment

Property and Equipment consist of the following:

	Mar-2010	Dec-2009
Cost	$227,227	$225,710
Less: accumulated amortization	(155,697)	(152,359)
	$71,350	$73,351

Disclosure of Outstanding Share Data

Common Shares outstanding as at May 28, 2010	13,515,857

Stock Options outstanding to purchase Common Shares	966,962

Warrants outstanding to purchase Common Shares	2,142,858

There are no other dilutive securities of the Company outstanding at May 28, 2010.

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2009, the Company has adopted the following Sections issued or amended by the CICA:
Section 3064, Goodwill and Intangible Assets
EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
Section 3862 to provide improvements to fair value and liquidity risk disclosures

Adoption of these new accounting standards has no material impact on the amounts reported in the Company's financial statements as they relate primarily to disclosure.

Adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

As a result, the Corporation has developed a plan to convert its consolidated financial statements to IFRS.  Updates regarding the progress of the conversion plan are provided to the Corporation’s Audit Committee on a timely basis.  The plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities and control activities. A summary status of the key elements of the changeover plan includes identification of differences in Canadian GAAP and IFRS accounting policies; selection of the Corporation’s ongoing IFRS policies; development of financial statement format and quantification of effects of change in initial IFRS disclosures and 2010 financial statements.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.